77C: Submission of matters to a vote of security holders

At a special meeting of all shareholders of BlackRock
Capital Appreciation Portfolio held on June 8, 2010 the results were as follows:

Proposal 1.

	1: To consider a proposal to approve an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the BlackRock Capital Appreciation Portfolio (the "Fund"), a series of BlackRock FundsSM, would transfer all of its assets to the BlackRock Fundamental Growth Fund, Inc. (the "Fundamental Growth Fund"), in exchange for the assumption by the Fundamental Growth Fund of substantially all of the liabilities of the Fund and shares of the Fundamental Growth Fund, as detailed in the Reorganization Agreement, which shares will be distributed by the Fund to the holders of its shares in complete liquidation thereof.

With respect to Proposal 1, the shares of the Fund were voted as follows:

    For                Against             Abstain
16,756,397             220,414             192,806